UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of MARCH, 2007.

                         Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:  March 30, 2007                      /s/ Douglas Good
      -----------------------------        -------------------------------------
                                           Doug Good,
                                           Chairman


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                            ROCHESTER RESOURCES LTD.
           400 - 535 Howe Street, Vancouver, British Columbia, V6C 2Z4
                    Phone: (604) 484-6614 Fax: (604) 688-3348
                      TSXV: RCT OTCBB: RCTFF Frankfurt: R5I

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NEWS RELEASE                                                      MARCH 30, 2007


        ROCHESTER PROVIDES STATUS REPORT ON MINING AND MILLING OPERATIONS

VANCOUVER,  CANADA - ROCHESTER  RESOURCES  LTD.  (TSXV:  RCT;  OTCBB:  RCTFF AND
FRANKFURT: R5I): The Board of Directors is pleased to provide this update on the mining and milling operations at its Mina Real Mine in the State of Nayarit, Mexico.

MINING OPERATIONS

Work is continuing at the Mina Real mine in the form of drift development and underground stoping activities. There are three contract mining crews on site. One crew is working on driving a drift through the intrusive to the NW of the current mining area in order to access what surface sampling indicates is a continuation of the vein structures for a kilometre or more to the NW. Two other mining crews are working on stoping activities and drift development.

The ramp development from level 1115 to the lower levels has now advanced a total length of 192 metres - 127 metres has been development within the vein and 65 metres has been developed in waste rock to allow sufficient room for switch ramp development. See attached figure 1 which shows the underground development described.

Samples have been taken along the ramp development within the vein and assays received from SGS Laboratories, an independent ISO 2000 laboratory. The attached Figure 2 shows all assay results received to date from 32 channel samples taken along 76 metres of this development. The independent assays indicate an average vein width of 1.4 metres with average grades of 22.75 grams of gold per tonne and 193 grams of silver per tonne. Dr. Alfredo Parra, PhD and Qualified Person, commented that "The strong structure, the values and the coefficients of gold and silver ("the silver/gold ratio") on the ramp development below Level 1115 at around 8, suggests that the current development is approaching the core of the gold-rich mineralization and that the ore-grade mineralization continues to depth. These results combined with our knowledge of other vein structures in the area, support my belief that the bottom of the mineralized horizon could extend to the 900 metre level. Ongoing mine development work continues to meet and, in certain respects, exceed our expectations."

MILLING OPERATIONS

Mina Real Mexico commenced start-up activities in January 2007 with the first delivery of gold and silver production to the refinery taking place in early February. During the mill commissioning activities, it became evident that a number of processing upgrades needed to be implemented in order to achieve maximum recovery of gold and silver and to accommodate increased production levels later in the year. The pregnant solution pumping and piping systems were found to be undersized and required replacement. This equipment has been sourced and will arrive at the mill shortly. In addition, the ore being processed was found to be more resistant to size reduction than originally anticipated and, as a result, it was considered prudent to upgrade the pumping and grinding equipment. Replacement of solution pumps has been expedited and, although milling operations have been temporarily suspended to effect these modifications, normal operations are expected to resume in 7-10 days. Capacity improvements are also being implemented to the grinding mill section of the plant which will allow our mill production to approach our initial target of 200 tonnes/day with 80% grind passing 100 mesh and recovery of 90%+ for gold. These changes are also expected to set the stage for further increases in capacity as the year progresses.

Dr. Alfredo Parra, the company's President, has an extensive background in mining exploration and operations, including senior management level positions with major Mexican based corporations such as CIA Minera Penoles and Kennecott. Dr. Parra is currently the Company's in-house Qualified Person and QP Member of the Mining and Metallurgical Society of America with special expertise in Mining.



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                                      -2-



Rochester represents a pure-play into the exploration and development of gold and silver properties located in Mexico. Its key operating personnel are highly skilled and credentialed Mexican citizens with the ability to identify and negotiate the acquisition of other advanced exploration and development properties in the region. Operating management has strong support from an active board of consulting directors with extensive experience in mining, milling and exploration.

ON BEHALF OF THE BOARD                    INVESTOR INFORMATION CONTACT:

/s/ DOUGLAS F. GOOD                       Empire Communications Inc.
-------------------------                 Tel: 1-866-841-0068
Douglas F. Good, Chairman                 Email: info@rochesterresourcesltd.com
                                          Website: www.rochesterresourcesltd.com

FORWARD LOOKING STATEMENTS
This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. In addition, the Company has not conducted an independent feasibility study on the Mina Real project which may increase the risk that the planned operations are not economically viable. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release..


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                                      -3-



                                    FIGURE 1




                Figure is of a Longitudinal Section 1115 Ramp - showing development outof vein SGC Pendent and ampling SGS results

      PLEASE VIEW AT THE COMPANY'S WEBSITE: www.rochesterresourcesltd.com





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                                      -4-


                                    FIGURE 2

                                 SGS LAB RESULTS

================================================================================
LINE NO.           SAMPLE             WIDTH (M)         AU G/T         AG G/T
================================================================================
LINEA 1           115-500              1.80              10.6            139
LINEA 2           115-501              1.00              15.1            108
LINEA 3           115-502              1.10               9.9            164
LINEA 4           115-503              2.40              10.9            149
LINEA 5           115-504              1.40              25.8            315
LINEA 6           115-505              1.20              15.5            131
LINEA 7           115-506              2.20              20.8            122
LINEA 8           115-507              2.40              10.1            146
LINEA 9           115-508              1.80               5.7             33
LINEA 10          115-509              2.40               3.3             33
LINEA 11          115-510              2.60              14.0            100
LINEA 12          115-511              1.80              10.6             62
LINEA 13          115-512              2.50               8.1            145
LINEA 14          115-514              2.00              26.1             79
LINEA 15          115-515              1.50              42.1            119
LINEA 16          115-516              1.50              55.6             89
LINEA 17          115-517              1.60              13.7            262
LINEA 18          115-518              1.60              35.6            792
LINEA 19          115-519              1.60              10.7            106
LINEA 20          115-520              1.20               0.0              0
LINEA 21          115-521              1.00              59.1            258
LINEA 22          115-522              0.90              17.2            135
LINEA 23          115-523              1.10              42.9            262
LINEA 24          115-524              1.00              11.4            111
LINEA 25          115-525              1.00              41.1            128
LINEA 26          115-526              0.90               8.9            375
LINEA 27          115-527              0.80              16.6            363
LINEA 28          115-528              0.60               4.2            183
LINEA 29          115-529              0.70              22.6             54
LINEA 30          115-530              1.20              23.6            136
LINEA 31          115-531              1.20               8.1            108
LINEA 32          115-976              1.48              13.6            153
--------------------------------------------------------------------------------
AVERAGE                                1.41              22.7            193
================================================================================

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